EXHIBIT (h)(1)(d)

EATON VANCE SPECIAL INVESTMENT TRUST

Appendix A

(Effective November 3, 2014, as revised November 7, 2014)

Fund	Fee*
Eaton Vance Balanced Fund	0.04%
Eaton Vance Bond Fund II	--
Eaton Vance Dividend Builder Fund	--
Eaton Vance Greater India Fund	0.15%
Eaton Vance Investment Grade Income Fund	--
Eaton Vance Growth Fund (formerly Eaton Vance Large-Cap Growth Fund)	--
Eaton Vance Hedged Stock Fund (formerly Eaton Vance Risk-Managed Equity Option Fund)	--
Eaton Vance Large-Cap Value Fund	--
Eaton Vance Real Estate Fund	0.15%
Eaton Vance Short Duration Real Return Fund (formerly Eaton Vance Short Term Real Return Fund)	0.15%
Eaton Vance Small-Cap Fund	0.15%
Eaton Vance Small-Cap Value Fund	0.15%
Eaton Vance Special Equities Fund	--

* Fee is a percentage of average daily net assets per annum, computed and paid monthly.

021_0070.doc